UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
                                Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”), originally furnished by Global Cord Blood Corporation (the “Company”) to the Securities and Exchange Commission on November 26, 2019 containing the financial results for the three months and six months ended September 30, 2019 of the Company, amends the Original 6-K to include an unaudited condensed consolidated statement of changes in equity, an unaudited condensed consolidated statements of cash flows, and notes to the unaudited condensed consolidated financial statements and the applicable interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements in XBRL (eXtensible business reporting language), and to provide for the incorporation by reference described below. No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-233880 and No. 333-183143) of the Company.

This Amendment contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Amendment is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Amendment is filed, and the Company does not intend to update any of the forward-looking statements after the date this Amendment is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Amendment are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife Group Limited and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2019 of the Company.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,	September 30,
	Note	2019	2019	2019
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		4,997,861	5,368,285	751,050
Accounts receivable, less allowance for doubtful accounts
(March 31, 2019: RMB 89,634; September 30, 2019: RMB106,504 (US$14,900))		96,923	97,060	13,580
Inventories		27,612	27,400	3,833
Prepaid expenses and other receivables		25,532	19,340	2,706
Total current assets		5,147,928	5,512,085	771,169

Property, plant and equipment, net	3	545,340	534,873	74,832
Operating lease right-of-use assets[1]		—	5,846	818
Non-current deposits		236,719	243,713	34,097
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2019: RMB74,800; September 30, 2019: RMB72,693 (US$10,170))		104,857	123,291	17,249
Inventories		77,194	80,253	11,228
Intangible assets, net		97,444	95,134	13,310
Investment in equity securities at fair value		107,362	117,359	16,419
Other equity investment		189,129	189,129	26,460
Deferred tax assets		44,981	49,469	6,921
Total assets		6,550,954	6,951,152	972,503

LIABILITIES

Current liabilities
Accounts payable		33,566	29,891	4,182
Accrued expenses and other payables		79,977	102,363	14,322
Operating lease liabilities[1]		—	2,149	301
Deferred revenue		461,986	443,615	62,064
Income tax payable		20,113	28,443	3,979
Total current liabilities		595,642	606,461	84,848

Non-current deferred revenue		2,108,442	2,211,652	309,421
Non-current operating lease liabilities[1]		—	3,322	465
Other non-current liabilities		404,482	432,953	60,573
Deferred tax liabilities		19,626	18,854	2,638
Total liabilities		3,128,192	3,273,242	457,945

1     Since April 1, 2019, the Company adopted Accounting Standards Update Topic 842 using a modified retrospective transition approach which resulted in the recognition of right-of-use assets and lease liabilities for operating leases as of April 1, 2019 of RMB6,883 (US$962) and RMB5,758 (US$806), respectively.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets (Continued)

(Amounts expressed in thousands, except share data)

	March 31,	September 30,
	2019	2019	2019
	RMB	RMB	US$
EQUITY

Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and September 30, 2019	83	83	12
Additional paid-in capital	2,101,582	2,101,582	294,022
Treasury stock, at cost (March 31 and September 30, 2019: 136,899 shares, respectively)	(2,815)	(2,815)	(394)
Accumulated other comprehensive losses	(88,738)	(65,585)	(9,176)
Retained earnings	1,407,223	1,635,920	228,873
Total equity attributable to Global Cord Blood Corporation	3,417,335	3,669,185	513,337

Non-controlling interests	5,427	8,725	1,221

Total equity	3,422,762	3,677,910	514,558

Total liabilities and equity	6,550,954	6,951,152	972,503

See accompanying notes to the unaudited condensed consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Three months ended September 30,			Six months ended September 30,
	Note	2018	2019	2019	2018	2019	2019
		RMB	RMB	US$	RMB	RMB	US$

Revenues		247,104	313,464	43,855	480,925	586,839	82,102
Direct costs		(47,263)	(48,315)	(6,760)	(90,421)	(94,064)	(13,160)
Gross profit		199,841	265,149	37,095	390,504	492,775	68,942

Operating expenses
Research and development		(3,590)	(6,399)	(895)	(6,381)	(11,100)	(1,553)
Sales and marketing		(51,488)	(64,880)	(9,077)	(102,903)	(125,517)	(17,560)
General and administrative		(39,997)	(49,435)	(6,916)	(81,012)	(99,337)	(13,899)
Total operating expenses		(95,075)	(120,714)	(16,888)	(190,296)	(235,954)	(33,012)

Operating income		104,766	144,435	20,207	200,208	256,821	35,930

Other (expenses)/income, net
Interest income		6,405	6,502	910	12,103	12,722	1,780
Foreign currency exchange losses		(49)	(162)	(23)	(75)	(190)	(27)
Change in fair value of equity securities		(30,945)	(7,043)	(985)	(40,266)	2,936	411
Dividend income		976	—	—	976	507	71
Others		(56)	422	59	(815)	762	107
Total other (expenses)/income, net		(23,669)	(281)	(39)	(28,077)	16,737	2,342

Income before income tax		81,097	144,154	20,168	172,131	273,558	38,272

Income tax expense	4	(14,921)	(22,087)	(3,090)	(31,445)	(41,563)	(5,815)

Net income		66,176	122,067	17,078	140,686	231,995	32,457
Net income attributable to non-controlling interests		(1,062)	(1,714)	(240)	(2,030)	(3,298)	(461)
Net income attributable to Global Cord Blood Corporation’s shareholders		65,114	120,353	16,838	138,656	228,697	31,996

Earnings per share:	5
- Basic		0.54	0.99	0.14	1.15	1.88	0.26
- Diluted		0.53	0.99	0.14	1.14	1.88	0.26

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income (Continued)

(Amounts expressed in thousands)

	Three months ended September 30,			Six months ended September 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$

Other comprehensive income, net of nil income taxes
- Foreign currency translation adjustments	14,597	12,800	1,791	37,477	23,153	3,239
Comprehensive income	80,773	134,867	18,869	178,163	255,148	35,696

Comprehensive income attributable to non-controlling interests	(1,062)	(1,714)	(240)	(2,030)	(3,298)	(461)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	79,711	133,153	18,629	176,133	251,850	35,235

See accompanying notes to the unaudited condensed consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Equity

(Amounts expressed in thousands, except share data)

	Global Cord Blood Corporation shareholders
						Accumulated
	Share capital		Additional	Treasury stock		other		Non-
	No. of shares	Amount	paid-in capital	No. of shares	Amount	comprehensive	Retained earnings	controlling	Total equity
						losses		interests
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of June 30, 2019	121,687,974	83	2,101,582	(136,899)	(2,815)	(78,385)	1,515,567	7,011	3,543,043
Net income	—	—	—	—	—	—	120,353	1,714	122,067
Other comprehensive income	—	—	—	—	—	12,800	—	—	12,800
Balance as of September 30, 2019	121,687,974	83	2,101,582	(136,899)	(2,815)	(65,585)	1,635,920	8,725	3,677,910

Balance as of September 30, 2019 - US$		$12	$294,022		$(394)	$(9,176)	$228,873	$1,221	$514,558

Balance as of June 30, 2018	120,961,641	83	2,053,866	(136,899)	(2,815)	(94,090)	1,189,641	6,357	3,153,042
Net income	—	—	—	—	—	—	65,114	1,062	66,176
Other comprehensive income	—	—	—	—	—	14,597	—	—	14,597
Dividend declared to the Company’s shareholders	726,333	—	47,716	—	—	—	—	—	47,716
Balance as of September 30, 2018	121,687,974	83	2,101,582	(136,899)	(2,815)	(79,493)	1,254,755	7,419	3,281,531

Balance as of March 31, 2019	121,687,974	83	2,101,582	(136,899)	(2,815)	(88,738)	1,407,223	5,427	3,422,762
Net income	—	—	—	—	—	—	228,697	3,298	231,995
Other comprehensive income	—	—	—	—	—	23,153	—	—	23,153
Balance as of September 30, 2019	121,687,974	83	2,101,582	(136,899)	(2,815)	(65,585)	1,635,920	8,725	3,677,910

Balance as of September 30, 2019 - US$		$12	$294,022		$(394)	$(9,176)	$228,873	$1,221	$514,558

Balance as of March 31, 2018	120,961,641	83	2,053,866	(136,899)	(2,815)	(54,654)	1,116,873	5,389	3,118,742
Cumulative effect of accounting change due to adoption of Accounting Standards Update 2016-01	—	—	—	—	—	(62,316)	62,316	—	—
Net income	—	—	—	—	—	—	138,656	2,030	140,686
Other comprehensive income	—	—	—	—	—	37,477	—	—	37,477
Dividend declared to the Company’s shareholders	726,333	—	47,716	—	—	—	(63,090)	—	(15,374)
Balance as of September 30, 2018	121,687,974	83	2,101,582	(136,899)	(2,815)	(79,493)	1,254,755	7,419	3,281,531

See accompanying notes to the unaudited condensed consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

	Six months ended September 30,
	2018	2019	2019
	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by operating activities	386,934	378,011	52,886

Cash flows from investing activities:
Purchase of property, plant and equipment	(16,274)	(12,941)	(1,811)
Refund of prepayment for property, plant and equipment	—	6,984	977
Proceeds from disposal of property, plant and equipment	326	728	102
Net cash used in investing activities	(15,948)	(5,229)	(732)

Cash flows from financing activities:
Payment for dividends to shareholders	(18,173)	—	—
Payment for dividends to holder of non-controlling interests	—	(4,039)	(565)
Net cash used in financing activities	(18,173)	(4,039)	(565)

Effect of foreign currency exchange rate change on cash and cash equivalents	7,827	1,681	235

Net increase in cash and cash equivalents	360,640	370,424	51,824

Cash and cash equivalents at beginning of period	4,250,610	4,997,861	699,226

Cash and cash equivalents at end of period	4,611,250	5,368,285	751,050

Supplemental disclosures of cash flow information:
Cash paid for income taxes	35,940	38,493	5,385

See accompanying notes to the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

(Amounts expressed in thousands, except share data)

1                                        Principal activities and basis of presentation

(a)                                Principal activities

Global Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). As of September 30, 2019, the Group has three operating cord blood banks, one in the Beijing municipality, one in the Guangdong province and one in the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

The Group provides cord blood testing and processing services and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee.

(b)                                Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of March 31, 2019 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the March 31, 2019 audited consolidated financial statements of the Company included in the Company’s annual report on Form 20-F, as amended, for the year ended March 31, 2019.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2019, the results of operations for the three months and six months ended September 30, 2018 and 2019, and cash flows for the six months ended September 30, 2018 and 2019 have been made.

For the convenience of the readers, certain amounts as of and for the three months and six months ended September 30, 2019 included in the accompanying unaudited condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB7.1477, being the spot exchange rate of U.S. dollars in effect on September 30, 2019 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2019 or at any other date.

2                                        Summary of significant accounting policies

(a)                                Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its consolidated subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company, are presented as non-controlling interests. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)                                Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimate of stand-alone selling price for each performance obligation in contracts with customers that contain more than one performance obligation, the estimated number of successful match units over the estimated weighted average remaining useful life of donated cord blood units, the useful lives of property, plant and equipment and intangible assets, the recoverability of property, plant and equipment and intangible assets, the collectibility of accounts receivables, and the realizability of inventories and deferred tax assets.

3                                        Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,	September 30,
	2019	2019	2019
	RMB	RMB	US$

Buildings	600,733	601,510	84,154
Leasehold improvements	14,864	14,864	2,080
Machineries	196,123	203,496	28,470
Motor vehicles	19,246	19,486	2,726
Furniture, fixtures and equipment	53,631	54,705	7,654
Construction-in-progress	3,887	2,110	295
	888,484	896,171	125,379
Less: Accumulated depreciation	(343,144)	(361,298)	(50,547)
Total property, plant and equipment, net	545,340	534,873	74,832

Depreciation expense related to property, plant and equipment for the three months ended September 30, 2018 and 2019 was RMB12,236 and RMB11,300 (US$1,581), respectively. Depreciation expense related to property, plant and equipment for the six months ended September 30, 2018 and 2019 was RMB24,226 and RMB22,590 (US$3,160), respectively.

4                                        Income tax

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In February 2018, Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”) received approval from the tax authority on the renewal of its High and New Technology Enterprises (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019.

In March 2017, Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”) received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2016 to December 31, 2018. Guangzhou Nuoya is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2019 to December 31, 2021.

In March 2019, Zhejiang Lukou Biotechnology Co., Ltd. (“Zhejiang Lukou”) received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2018 to December 31, 2020.

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of September 30, 2019, such undistributed earnings that may be subject to the withholding tax amounted to RMB2,622,150 (US$366,852) and the related unrecognized deferred tax liability was RMB262,215 (US$36,685).

The Company’s effective income tax rates for the three months ended September 30, 2018 and 2019 were 18.4% and 15.3%, and were 18.3% and 15.2% for the six months ended September 30, 2018 and 2019, respectively. The effective income tax rates for the three months and six months ended September 30, 2018 and 2019 differ from the PRC statutory income tax rate of 25% primarily due to the effect of non-PRC entities not being subject to income tax, which is offset by the effect of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou’s preferential tax treatments.

As of and for the three months and six months ended September 30, 2019, the Group did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Group does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

5                                        Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months and six months ended September 30, 2018 and 2019 respectively:

	Three months ended September 30,
	2018	2019	2019
	RMB	RMB	US$
Numerator:
Net income for basic and diluted net income per share	65,114	120,353	16,838

Denominator:
Weighted average ordinary shares outstanding for basic net income per share	121,156,329	121,551,075	121,551,075
Dilutive effect of scrip dividends	544,943	—	—
Weighted average ordinary shares outstanding for diluted net income per share	121,701,272	121,551,075	121,551,075

Earnings per share
- Basic	0.54	0.99	0.14
- Diluted	0.53	0.99	0.14

	Six months ended September 30,
	2018	2019	2019
	RMB	RMB	US$
Numerator:
Net income for basic and diluted net income per share	138,656	228,697	31,996

Denominator:
Weighted average ordinary shares outstanding for basic net income per share	120,991,441	121,551,075	121,551,075
Dilutive effect of scrip dividends	301,356	—	—
Weighted average ordinary shares outstanding for diluted net income per share	121,292,797	121,551,075	121,551,075

Earnings per share
- Basic	1.15	1.88	0.26
- Diluted	1.14	1.88	0.26

Other Events

On November 26, 2019, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2019. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1 *	Press Release, dated November 26, 2019
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

* Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: December 6, 2019